UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 29, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRANSPORTADORA DE GAS DEL SUR S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2020

INDEX

01.ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020

02.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Statements of comprehensive income

Statements of financial position

Statements of changes in equity

Statements of cash flows

Notes to the condensed interim consolidated financial statements

03.AUDITORS´LIMITED REVIEW REPORT

*Information required under sect. No. 1 of Chapter III – Title IV of the National Securities Commission Standards:

Exhibit A. Property, Plant and Equipment	Note 13 (interim consolidated financial statements)
Exhibit B. Intangible Assets	Not applicable.
Exhibit C. Investment in other companies	Note 10 (interim consolidated financial statements)
Exhibit D. Other Investments	Note 9.m (interim consolidated financial statements)
Exhibit E. Allowances	Note 9.b (interim consolidated financial statements)
Exhibit F. Cost of Sales	Note 9.i (interim consolidated financial statements)
Exhibit G. Assets and Liabilities in foreign currency	Note 18 (interim consolidated financial statements)
Exhibit H. Information required under section 64, subsection i. B) of Law N 19,550 (Expenses Exhibit)	Note 9.j (interim consolidated financial statements)

TRANSPORTADORA DE GAS DEL SUR S.A.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of March 31, 2020 and December 31, 2019, and for the three-month period ended March 31, 2020 and 2019. These condensed interim consolidated financial statements have been prepared in accordance with and complied with IAS 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013"), with the exception of the application of IAS 29 – Financial Reporting in Hyperinflationary Economies, which was excluded from the CNV accounting framework.

The condensed interim consolidated financial statements of the Company for the three-month periods ended March 31, 2020, 2019 and 2018 have been subject to a jointly limited review performed by Price Waterhouse & Co. S.R.L. ("Price") and Pistrelli, Henry Martin and Asociados S.R.L.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Decree N ° 1,269/02 —amended by Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 28, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2019.

(0) Not covered by Auditor’s Report on Review of Interim Financial Information, except for items 3, 4, 5 and 7.

1

1.Results of operations

The following table presents a summary of the consolidated results of operations for the three-month periods ended March 31, 2020 (“1Q2020”) and March 31, 2019 (“1Q2019”):

Activities of the Company in 1Q2020 and 1Q2019

Revenues

Revenues for 1Q2020 decreased by Ps. 1,554 million from the same period last year. This decrease is mainly due to the decrease in revenues of the Liquids Production and Commercialization business segment.

Natural Gas Transportation

During 1Q2020 revenues from the Natural Gas Transportation business segment accounted for 44% of TGS’ total net revenues (43% for 1Q2019). 76% of the total revenues corresponded to firm contracted capacity services (83% for 1Q2019).

Revenues from the Natural Gas Transportation segment during 1Q2020 reached Ps. 5,392 million (Ps. 5,908 million in 1Q2019). The decrease of Ps. 516 million is mainly due to the fact that the tariff rate increase granted by ENARGAS in April 2019 failed to offset the evolution of inflation for the period between 1Q2019 and 1Q2020. This effect was partially offset by higher natural gas deliveries under interruptible and exchange and displacement contracts.

Liquids Production and Commercialization

During 1Q2020, the Liquids Production and Commercialization business segment represented 48% of TGS´ total revenues (52% for 1Q2019).

Revenues derived from the Liquid Production and Commercialization segment amounted to Ps. 5,857 million in 1Q2020 (Ps 1,324 million lower than those recorded in 1Q2019). The main causes of this decrease were the fall in international reference prices and the lower tons dispatched of propane and butane for export. These effects were partially offset by the effect of the increase in the exchange rate on revenues denominated in US dollars and the tons of natural gasoline dispatched for export.

Total volumes dispatched registered a 6.1% or 19,354 short tons drop compared to 1Q2019. The breakdown of the volumes dispatched by market and product is included below:

2

The agreement regarding the commercialization of natural gasoline was successfully renewed. This agreement with Petrobras Global Trading B.V. will be extended for the period February 1, 2020 to January 31, 2021, and allows the Company to obtain improvements in the price.

Other Services

Revenues derived from the Other Services segment increased Ps. 286 million in 1Q2020 compared to the same period of 2019. This increase is due to higher revenues corresponding to transportation and conditioning services for natural gas in Vaca Muerta and the effect of the increase in the exchange rate on revenues denominated in US dollars. These effects were partially offset by lower compression and treatment services of natural gas provided.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses corresponding to 1Q2020 decreased by Ps. 720 million, 9% compared to 1Q2019. This variation is mainly due to the decrease in the cost of the natural gas processed in Cerri Complex (decrease in the price, measured in constant Argentine pesos, and quantities of natural gas purchased as Replacement of the Thermal Plant Reduction ("RTP") and in turnover tax and tax on exports, these effects were partially offset mainly by higher depreciations (due to the start-up of assets related to the provision of services in Vaca Muerta), higher provisions for doubtful accounts and expenses for repair and maintenance of Property, plant and equipment incurred fundamentally for the operation of the natural gas transportation system.

The following table shows the main components of operating costs, administrative and commercialization expenses and comparisons for 1Q2020 and 1Q2019:

Other operating results

The other operating results recorded a positive variation of Ps. 106 million mainly as a result of the recognition of the collections received for insurance recovery.

Net financial results

In 1Q2020, the financial results showed a positive variation of Ps. 596 million with respect to 1Q2019. The breakdown of net financial results is as follows:

3

This positive variation is mainly due to the increase in the net monetary position due to the increase in the net monetary liability position, the higher result recognized by derivative financial instruments and the result of the acquisition of Notes.

These effects were partially offset by the higher negative foreign exchange loss as a consequence of the higher net liability position denominated in US dollars.

The nominal exchange rate had a variation of Ps. 4.58 for each US dollar (7.6%) during 1Q2020, as opposed to Ps. 5.65 for each US dollar (15%) during 1Q2019.

Likewise, during 1Q2020, lower interest incomes generated by assets and fair value gains on financial instruments were recorded mainly to the decrease of Argentine peso investment yields. In addition, during the 1Q2020 a decrease in the capitalization of financial costs according to IFRS was recorded.

2.Liquidity

The Company’s primary sources and application of funds during 1Q2020 and 1Q2019 are shown in the table below:

During 1Q2020, the net variation in cash and cash equivalents suffered a negative variation of Ps. 6,462 million.

This decrease was contributed by the increase in cash flows used in investment activities of Ps. 3,445 million, mainly driven by the increase in cash flows by the acquisition of financial assets not considered cash and cash equivalents. Effect that was partially offset by lower investments in capital expenditures made in order to conclude the development of the midstream business in Vaca Muerta project.

Regarding the net cash flow applied to financing activities, it increased by Ps. 3,209 million as a consequence of: (i) the payments made for the acquisition of treasury shares, (ii) the cancellation of financial debts and (iii) the acquisition of Notes.

4

On the other hand, the net cash flow provided by the operating activities had a slight increase of Ps. 192 million, mainly derived from lower income tax payments and collections received from derivative financial instruments. This effect was partially offset by the drop in operating income.

3.Consolidated Financial Position Summary

Summary of the consolidated financial position information as of March 31, 2020, December 31, 2019 and 2018:

4.Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the 1Q2020, 1Q2019 and 1Q2018:

5.Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for 1Q2020, 1Q2019 and 1Q2018:

5

6.Statistical Data (Physical units)

7.Comparative Ratios

8.TGS share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine pesos per share)

	2020	2019	2018	2017	2016
January	104.30	125.85	90.05	32.40	17.00
February	93.15	114.50	83.50	36.80	21.00
March	72.15	114.10	81.75	43.90	17.30
April	101.80	90.40	78.05	46.30	18.00
May		116.35	84.30	53.30	18.00
June		124.50	69.15	56.40	19.90
July		137.20	90.95	54.00	19.55
August		94.45	98.40	61.30	18.25
September		107.10	120.05	72.00	20.80
October		121.00	103.95	76.00	22.40
November		91.70	117.00	73.85	25.60
December		108.65	111.00	83.00	29.60

9.Outlook

The emergence and spread of the virus called "Coronavirus" (or "Covid-19") towards the end of 2019 has determined that the current global and macroeconomic context poses a scenario of important challenges in which we will have to develop our businesses. Given the magnitude of the spread of the virus, in March 2020, several governments around the world implemented drastic measures to contain the spread, including, among others, the closure of borders and the prohibition of travel to and from certain parts of the world for a period of time and finally

6

the compulsory isolation of the population along with the cessation of non-essential commercial activities. On March 11, 2020, the World Health Organization declared Covid-19 a global pandemic.

Since the Executive Branch issued decree No. 297/2020 by which social, preventive and compulsory isolation is determined as of March 20, 2020, currently extended until May 10, 2020, at TGS we have complied with all the measures issued by the National Health Authority.

The aforementioned measure brought about a deterioration in the main social and macroeconomic variables of Argentina, which led the National Government to take a series of measures that allow meeting the needs of the most vulnerable sectors and those sectors with the greatest impact.

Additionally, the lack of agreement by OPEC+ member countries regarding oil production levels generated unusual volatility and uncertainty in the energy market, which together with the impact of Covid-19, caused an abrupt drop in the price of Liquids that we commercialize and generate a framework of uncertainty in the energy development of Argentina as previously stated.

The deterioration in the collections of the Natural Gas Transportation segment, the abrupt drop in the international prices of Liquids mentioned above, and the fragility of the energy sector in Argentina mean that we must adopt a series of measures aimed at generating efficient management of the resources.

Firstly, it is important to remember that at TGS we provide an essential service to the country that cannot be interrupted, whose equipment and facilities require the assistance of our maintenance teams, in compliance with protocols regarding transportation and works at the facilities. During the winter, demand will grow and the transportation system will become extremely rigid, and thus, we must prepare ourselves to maintain the reliability of our system.

In this framework, we will be attentive to the talks with the national authorities in order to comply with the provisions of the Solidarity Law regarding the concretion of the new RTI process that allows us to receive tariff increases according to the quality of the service we provide. This will imply that we must develop a constructive dialogue with each of the valid interlocutors.

In the Liquids Production and Commercialization segment, the strategy will be aimed at optimizing the production mix that allows prioritizing those products and distribution channels that provide higher margins. For this, it will be very important to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation.

In the Other Services segment, we have to face an even more challenging framework, once the works for the collector natural gas pipeline and conditioning plant in Vaca Muerta are concluded, we will have to continue developing profitable businesses in a context that, as given, will not be favorable.

In financial terms, and given the aforementioned facts, we have made the necessary budgetary adjustments in order to preserve our financial position, make a prudent allocation of our resources, and mitigate the negative impact that the main macroeconomic variables have on our businesses and the delays in granting the tariff increases that affect our financial situation.

The impact of COVID-19 on financial markets has negatively affected the cost of loans, hedging activities and access to capital markets in general, which could limit our ability to obtain coverage or financing in a timely manner and in acceptable terms. Furthermore, the fragile economic environment in Argentina was intensified by the slowdown in economic activity caused by COVID-19 and other internal factors that may lead to an increase in the bad debt rates of our clients and their counterparts. Given our current lack of access to financial markets, we believe that we will have to rely solely on the cash flows generated by our operations to meet our working capital, debt service, and capital expenditures requirements for the foreseeable future.

7

As regards their daily operations, TGS will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. To this end, the Company will carry out actions aimed at the reduction of cost without affecting the reliability and availability of the pipeline system. We will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, May 8, 2020

Gustavo Mariani

Chairman of the Board of Directors

8

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Gustavo Mariani

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

Notes	03/31/2020	12/31/2019
ASSETS			
Non-current assets			
Property, plant and equipment	13	81,163,322	80,022,612
Investments in associates	10	88,654	84,431
Other financial assets at amortized cost	9.m.	4,629	5,799
Deferred tax assets	15	14,970	16,745
Other receivables	9.a.	9,984	9,665
Total non-current assets		**81,281,559**	**80,139,252**
Current assets			
Other receivables	9.a.	1,939,941	3,110,707
Inventories		646,955	330,211
Trade receivables	9.b.	7,382,845	6,948,734
Contract assets		104,726	190,275
Derivative financial instruments		582,566	294,129
Other financial assets at amortized cost	9.m.	6,748,337	1,120,555
Cash and cash equivalents	9.c.	3,712,481	10,481,667
Total current assets		**21,117,851**	**22,476,278**
Total assets		**102,399,410**	**102,615,530**
EQUITY			
Common stock		29,706,456	30,429,872
Treasury shares		1,116,361	392,945
Cost of acquisition of treasury shares		(2,156,965)	(784,380)
Additional paid-up capital		(849,799)	(849,799)
Legal reserve		2,063,493	2,063,493
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		5,743,731	5,743,731
Accumulated retained earnings		18,016,753	14,615,430
Non-controlling interests		35	30
Total equity		**53,640,065**	**51,611,322**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	15	5,129,922	5,128,681
Contract liabilities	9.d.	3,382,672	3,141,565
Loans	14	33,098,796	34,198,317
Total non-current liabilities		**41,611,390**	**42,468,563**
Current liabilities			
Provisions	16	643,511	632,341
Contract liabilities	9.d.	253,062	235,928
Other payables	9.e.	286,038	308,764
Taxes payables	9.f.	292,575	379,096
Income tax payable		735,304	19,674
Payroll and social security taxes payable	9.n.	530,304	696,026
Loans	14	1,323,540	1,848,435
Trade payables	9.g.	3,083,621	4,415,381
Total current liabilities		**7,147,955**	**8,535,645**
Total liabilities		**48,759,345**	**51,004,208**
Total equity and liabilities		**102,399,410**	**102,615,530**

The accompanying notes are an integral part of these consolidated financial statements.

Gustavo Mariani

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2020	2019
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Total comprehensive income for the period	3,401,328	3,544,819
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	1,158,337	924,363
Derivative financial instrument results	(419,771)	184,955
Disposal of property, plant and equipment	1,946	7,872
Share of (gain) / loss from associates	(5,232)	6,671
Increase in provisions	54,783	70,374
Interest expense accrual	636,733	607,929
Interest loss on other financial assets other than cash and cash equivalents	(29,841)	(1,759)
Income tax	1,410,376	1,384,928
Acquisition of notes result	(314,863)	-
Foreign exchange loss	2,086,957	984,146
Allowance for doubtful accounts	155,991	-
Gain on the net monetary position	(1,493,687)	(512,307)
Changes in assets and liabilities:		
Trade receivables	(1,013,429)	(1,015,600)
Other receivables	(10,411)	(873,893)
Inventories	(339,315)	178,050
Trade payables	15,586	(172,411)
Contract assets	72,543	-
Payroll and social security taxes	(118,147)	(2,623)
Tax payables	(35,305)	(25,748)
Other payables	(1,621)	138,490
Provisions	(390)	-
Interest paid	-	(16,968)
Derivative financial instruments payment	132,232	-
Income tax paid	(407,506)	(930,610)
Contract liabilities	258,689	523,355
Cash flows provided by operating activities	5,195,983	5,004,033
CASH FLOWS USED IN INVESTING ACTIVITIES		
Additions to property, plant and equipment	(2,742,279)	(4,884,448)
Financial assets not considered cash equivalents	(5,583,137)	4,095
Cash flows used in investing activities	(8,325,416)	(4,880,353)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Payment of loans	(1,067,635)	(20,126)
Cost of acquisition of treasury shares	(1,372,585)	-
Cost of acquisition of Notes	(788,308)	-
Cash flows used in financing activities	(3,228,528)	(20,126)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(6,357,961)	103,554
Cash and cash equivalents at the beginning of the year	10,481,667	27,483,769
Foreign exchange gain on Cash and cash equivalents	60,653	2,976,596
Loss on the monetary position on Cash and cash equivalents	(471,878)	(2,756,855)
Cash and cash equivalents at the end of the period	3,712,481	27,807,064

The accompanying notes are an integral part of these consolidated financial statements.

For further information, see Note 7.

Gustavo Mariani

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified in order to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Pampa Energía S.A. (“Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) PHA S.A.U. (considered as a wholly owned subsidiary of Pampa Energía and is in a merger process) who has a shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. ("PCT"), which directly and together with WST S.A. (Member of Werthein Group, "WST") indirectly through PEPCA S.A. ("PEPCA"), hold a 50% of the shareholding in CIESA in the following shares: GIP 27.10%, WST 4.58% and PCT 18.32%.

Impact of COVID-19 (“COVID”) on TGS operations

The Company operates in an economic context whose main variables have recently had a strong volatility as a consequence of political and economic events both domestically and internationally.

During the first quarter of 2020, the spread of COVID has impacted a large number of countries with a significant level of severity. In March 2020, the World Health Organization (WHO) declared Covid-19 a global pandemic. During this period, countries, organizations, and TGS have taken considerable steps to mitigate the risk to communities, employees, and business operations.

In particular, the Argentine Government implemented a series of measures aimed at reducing the circulation of the population, providing for preventive and compulsory social isolation

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

from March 20 to May 10, 2020, allowing circulation only of those people linked to the provision / production of essential services and products. This isolation will be extendable for the time considered necessary in light of the epidemiological situation.

Additionally, the Executive Branch ordered the suspension, for certain type of users, of the outage of natural gas and electricity public services for 180 days and the implementation of various measures aimed at sustaining the income of those sectors of the economy suffering the greatest impact.

The Company's Management has taken measures with the objective of ensuring the health of its personnel, maintaining the continuity of its operations, and preserving its financial situation.

Likewise, the price of natural gas liquids was negatively impacted after, apart from the negative impact of the development of COVID on world demand and supply of products, OPEC+ member countries have not reached an agreement regarding the oil production levels.

Despite the short-term negative effects: (i) in the Liquid Production and Commercialization segment, since this business is suffering the sharp reduction in international prices for propane, butane and natural gasoline, and (ii) certain delays in receiving collections in the Natural Gas Transportation segment; given the financial situation of the Company, it is not currently expected to affect business continuity, and therefore, it is estimated that it will be able to continue fulfilling its financial commitments in the near future.

In this sense, the Company evaluated that the aforementioned factors constitute an indicator of impairment in accordance with IAS 36, therefore the recoverable value tests have been carried out as of March 31, 2020 on the Property, Plant and Equipment. The disclosures related to the test carried out and the results are included in Note 6 to these Condensed Interim Consolidated Financial Statements.

At the date of issuance of these Condensed Interim Consolidated Financial Statements, it is not possible to foresee the impact or the duration of said situation of volatility and uncertainty, nor the effect that the measures adopted and those that may be adopted in the future may have, but they could negatively affect the results, financial situation and cash flows.

The Company's Management permanently monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its financial situation and the results of its operations. The Company's financial statements must be read considering all these circumstances.

2.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its condensed interim consolidated financial statements for the three-month periods ended March 31, 2020 and 2019 in accordance with Title IV, Chapter I, Section I, article 1.b.1 of CNV´s regulations requiring the use of International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013 (the “Rules”).

In these condensed interim consolidated financial statements, TGS and its consolidated subsidiaries (Telcosur and CTG Energía S.A.U. (“CTG”)), are jointly referred to as “TGS” or “the Company”.

These interim condensed consolidated financial statements, which were approved and authorized for issuance by the Board of Directors on May 8, 2020, do not include all the information and disclosures required for annual financial statements, and should be read in

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

conjunction with TGS’ annual financial statements as of December 31, 2019, issued on March 6, 2020.

Derived from the measures taken to ensure the health of its personnel by COVID, the Company has been prevented from transcribing in the rubricated accounting books: (i) the transactions corresponding to the months of January to March 2020 in its Journal Entries book, and (ii) the present condensed interim financial statements in its Inventory and Financial statements book.

3.BASIS OF PRESENTATION

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The Company has prepared these condensed interim consolidated financial statements in accordance with the accounting framework established by the CNV, which is based on the application of IFRS, particularly IAS 34.

Detailed data reflecting subsidiary control as of March 31, 2020 is as follows:

		% of shareholding
Company	Incorporation country	and votes	Closing date	Main activity

Telcosur	Argentina	99.98	December 31	Telecommunication Services
CTG Energía S.A.U.	Argentina	100.00	December 31	Electrical power related services

For consolidation purposes for the three-month periods ended March 31, 2020 and 2019, Telcosur's financial statements have been used at those dates. The Company controlled CTG Energía S.A.U. does not record operations or significant assets and liabilities as of March 31, 2020 and 2019.

The interim condensed consolidated financial statements for the three-month periods ended March 31, 2020 and 2019 have not been audited. The Management of the Company estimates that they include all the necessary adjustments to reasonably present the results of each period in accordance with the accounting framework applied. The results of the three-month periods ended March 31, 2020 and 2019, do not necessarily reflect the proportion of the results of the Company for the full fiscal year.

Functional and presentation currency

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiaries.

Restatement to current currency

The interim condensed consolidated financial statements as of March 31, 2020, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company's functional currency in accordance with IAS 29 "Financial information in hyperinflationary economies”. ("NIC 29") and in General Resolution No.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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777/2018 of the CNV. As a result, the financial statements are disclosed in the current unit of measurement at the end of the reporting period.

The variation in the consumer price index (“CPI”) for the restatement of these interim condensed consolidated financial statements was estimated at 7.33% and 10.84% for the three-month periods ended March 31, 2020 and 2019, respectively.

4.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these condensed interim consolidated financial statements are consistent with those used in the financial statements for the last financial year prepared under IFRS, which ended on December 31, 2019, except for what it is mentioned below.

New accounting standards, modifications and interpretations issued by the IASB that have been adopted by the Company

The Company has applied the following regulations and / or modifications for the first time as of January 1, 2020:

Definition of materiality (amendments to IAS 1 and IAS 8)

In October 2018, the IASB included certain modifications to IAS 1 "Presentation of financial statements" and IAS 8 "Accounting policies, changes in accounting estimates and errors" with the aim of clarifying the concept of materiality and aligning this definition to the modifications introduced in the Conceptual Framework.

Additionally, said modifications incorporate new concepts that help both the preparers of financial statements and their users to prepare and interpret the financial information included in them.

It applies prospectively to the years beginning on or after January 1, 2020. The modifications to the materiality concept have not had a significant impact on these Company's condensed interim consolidated financial statements.

New accounting standards, modifications and interpretations issued by the IASB that are not in force

Next, the new IFRS standards or modifications to the IFRS issued that have not yet entered into force, if any, that may affect the Company are analyzed.

Classification of liabilities as current and non-current (amendment to IAS 1)

On January 23, 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for the classification of liabilities as current and non-current, which modifies IAS 1 Presentation

As a result of the COVID-19 pandemic, the IASB tentatively decided to publish a draft for discussion proposing to postpone the date of application of the amendment (initially for periods beginning on or after January 1, 2021) for periods beginning on or after of January 1, 2023. The modifications to the concept of liability classification are not expected to have a significant impact on the Company's financial statements.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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5.FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

In this sense, the Company operates in an economic context whose main variables have recently had a strong volatility as a consequence of public and economic events in the national and international scope mentioned in Note 1.

The impact of COVID on financial markets has also negatively affected the cost of loans, hedging activities, liquidity and access to capital in general, which could limit our ability to obtain financing to finance our operations in a timely manner and within acceptable terms. In the local market, particularly, the shares of the main listed companies, sovereign bonds and the Argentine peso experienced a sharp drop in their market value.

Due to the main impacts of the described situation detailed in Note 1 to these condensed interim consolidated financial statements, the Company has implemented a series of measures that will mitigate its impact. In this sense, the Company's Management constantly monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its equity and financial position. The Company's financial statements should be read under the light of these circumstances.

6.CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in accordance with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

As mentioned in Note 1, as a consequence of the development of COVID, the main macroeconomic and business variables of Argentina suffered a significant deterioration, which meant that the Argentine government must take a series of measures aimed at containing the negative impact. Therefore, given that it is an indicator of impairment of the amounts of Property, Plant and Equipment (“PPE”), as of March 31, 2020, the cash flows used to determine the recoverable value were re-estimated for each of the Cash Generating Units (“CGU”) defined by the Company.

The value in use of PPE is sensitive to the significant variation in the assumptions applied, including the determination of future tariffs determined by the Argentine Government in the Natural Gas Transportation segment, and the expectation of business development in the Vaca Muerta area in the Other services segment.

In the Natural Gas Transportation segment, the Company considered a less favorable scenario taking into account the current regulatory framework and the measures taken by the Argentine Government after December 31, 2019. This implies that the current tariff would not be adjusted accordingly with future inflation during 2020.

In the Liquid Production and Commercialization segment, TGS has considered the current drop in future international liquids prices based on publicly available information.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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In any case, it is not possible to ensure with certainty that the actual cash flows will be in line with the assumptions applied. Therefore, significant differences could arise in the future in relation to the estimated values in use.

According to the analysis mentioned above, the Company did not identify the need to book any impairment of the PPE amounts as of March 31, 2020.

7.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the three-month periods ended March 31, 2020 and 2019 are presented below:

Note 14 includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

8.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Other Services including midstream, among others, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS. Production and Commercialization of Liquids segment is regulated by the SE.

Detailed information on each business segment for the three-month periods ended March 31, 2020 and 2019 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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9.SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)Other receivables

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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b)Trade receivables

The movement of the allowance for doubtful accounts is as follows:

c)Cash and cash equivalents

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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d)Contract Liabilities

e)Other payables

f)Taxes payables

g)Trade payables

h)Revenues

i)Cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the three-month periods ended March 31, 2020 and 2019

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k)Net financial results

l)Other operating results, net

m) Other financial assets at amortized cost

a)Payroll and social security taxes payable

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.INVESTMENTS IN ASSOCIATES

11.JOINT ARRANGEMENTS

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT as of March 31, 2020 and December 31, 2019, and its results for the three-month periods as of March 31, 2020 and 2019 is the following:

12.SHARE OF GAIN / (LOSS) FROM ASSOCIATES

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.PROPERTY, PLANT AND EQUIPMENT

03/31/2020											12/31/2019
	Cost					Depreciation						
Account	Beginning of the year	Additions	Retirements	Transfers	End of the period	Accumulated at the beginning of the year	Retirements	For the period	Rate %	Accumulated at at the end of the period	Net book value	Net book value
Pipelines	67,986,891	-	-	53,738	68,040,629	33,535,075	-	414,653	2.2	33,949,728	34,090,901	34,451,816
Compressor plants	27,610,038	2,471	-	447,966	28,060,475	18,483,553	-	297,954	3,3 a 25	18,781,507	9,278,968	9,126,485
Other plants	28,431	-	-	-	28,431	9,593	-	241	3.3	9,834	18,597	18,838
Stations of regulation and/or measurement of pressure	2,327,814	-	-	59,916	2,387,730	1,852,690	-	15,903	4.0	1,868,593	519,137	475,124
Other technical installations	452,057	-	-	-	452,057	388,883	-	2,490	6.7	391,373	60,684	63,174
Subtotal assets related to natural gas transportation service	98,405,231	2,471	-	561,620	98,969,322	54,269,794	-	731,241		55,001,035	43,968,287	44,135,437
Non-regulated segment Pipelines	10,985,747	-	-	393,186	11,378,933	135,609	-	93,880	2.2	229,489	11,149,444	10,850,138
Non-regulated segment Compressor plants	2,207,205	-	-	16,087	2,223,292	858,831	-	60,156	3,3 a 25	918,987	1,304,305	1,348,374
Non-regulated segment Other plants	19,377,317	-	-	364,541	19,741,858	11,043,874	-	118,838	3.3	11,162,712	8,579,146	8,333,443
Non-regulated segment Stations of regulation and/or measurement of pressure	676,003	-	-	14,128	690,131	46,980	-	6,601	4.0	53,581	636,550	629,023
Non-regulated segment Other technical installations	272,653	-	-	-	272,653	105,612	-	6,137	6.7	111,749	160,904	167,041
Subtotal assets related to Other Services and Production and Commercialization of Liquids [1]	33,518,925	-	-	787,942	34,306,867	12,190,906	-	285,612		12,476,518	21,830,349	21,328,019
Lands	380,122	-	-	-	380,122	-	-	-	-	-	380,122	380,122
Buildings and constructions	3,807,304	-	-	16,275	3,823,579	1,954,238	-	18,598	2.0	1,972,836	1,850,743	1,853,066
Fittings and features in building	283,152	-	-	-	283,152	124,842	-	2,038	4.0	126,880	156,272	158,310
Machinery, equipment and tools	1,185,770	9,601	-	183	1,195,554	698,167	-	24,817	6,7 a 10	722,984	472,570	487,603
UT Machinery, equipment and tools	-	-	-	-	-	-	-	-	6,7 a 10	-	-	-
Computers and Telecommunication systems	5,199,006	-	-	397,962	5,596,968	3,909,958	-	82,806	6,7 a 20	3,992,764	1,604,204	1,289,048
Vehicles	549,279	864	-	-	550,143	363,908	-	12,907	20	376,815	173,328	185,371
Furniture	245,308	-	-	-	245,308	238,873	-	318	10	239,191	6,117	6,435
Materials	3,372,871	443,491	(1,946)	(383,890)	3,430,526	-	-	-	-	-	3,430,526	3,372,871
Line pack	530,836	-	-	41,130	571,966	29,674	-	-	-	29,674	542,292	501,162
Works in progress	6,325,168	1,844,566	-	(1,421,222)	6,748,512	-	-	-	-	-	6,748,512	6,325,168
Total	153,802,972	2,300,993	(1,946)	-	156,102,019	73,780,360	-	1,158,337		74,938,697	81,163,322	80,022,612

[1] As of March 31, 2020 and December 31, 2019 includes Ps. 1,743,789 and Ps. 1,811,729 respectively corresponding to assets classified as rights of use.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.LOANS

Short-term and long-term loans as of March 31, 2020 and December 31, 2019 comprise the following:

Loans are totally denominated in US dollars.

During the first quarter 2020, through various transactions, the Company acquired 2018 Notes for a nominal value of US$ 17,584,000, for which an average price of US$ 71.53 was paid for each US$ 100 of nominal value. The result generated, which amounted to Ps. 314,863, was recorded in the item Financial Results of the Statement of Comprehensive Income (see note 9.k.).

The activity of the loans as of March 31, 2020 and 2019 is the following:

The following are the maturities of the financial leasing in force as of March 31, 2020 (not including issuing costs):

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

15.INCOME TAX AND DEFERRED TAX

At March 31, 2020, there were no significant changes with respect to the composition of deferred tax as of December 31, 2019.

The reconciliation between the tax considered for tax purposes and the income tax expense charged to the statement of comprehensive income in the three and three-month periods ended March 31, 2020 and 2019 is as follows:

The composition of the net deferred tax liabilities is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.PROVISIONS

For legal claims and others	
Balances as of 12/31/2018	**612,869**	
Inflation adjustment restatement	(59,934)	
Additions	70,374	´(1)
Uses	-	
Decreases	-	
Balances as of 03/31/2019	**623,309**	
Inflation adjustment restatement	(198,795)	
Additions	222,094	´(3)
Uses	(8,147)	
Decreases	(6,120)	´(2)
Balances as of 12/31/2019	**632,341**	
Inflation adjustment restatement	(43,223)	
Additions	54,783	´(4)
Uses	(390)	
Decreases	-	
Balances as of 3/31/2020	**643,511**	

(1) Ps. 42,606 are included in "Other operating results" and Ps. 27,768 in "Financial expenses".
(2) Included in "Other operating results".

(3) Ps. 198,469 are included in "Other operating results" and Ps. 23,625 in "Financial expenses".

(4) Ps. 28.745 are included in "Other operating results"and Ps. 26,038 in "Financial Expenses".

17.FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

1.1 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments to the policies disclosed in the financial statements as of December 31, 2019.

The categories of financial assets and liabilities as of March 31, 2020 and December 31, 2019 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

March 31, 2020		
	Financial assets at fair value	Financial assets at amortized cost	Total
CURRENT ASSETS			
Trade receivables	-	7,382,845	7,382,845
Other receivables	-	437,528	437,528
Derivative financial instruments	582,566	-	582,566
Other financial assets at amortized cost	-	6,748,337	6,748,337
Cash and cash equivalents	3,287,115	425,366	3,712,481
Total current assets	**3,869,681**	**14,994,076**	**18,863,757**
NON-CURRENT ASSETS			
Other receivables	-	7,603	7,603
Other financial assets at amortized cost	-	4,629	4,629
Total non-current assets	-	**12,232**	**12,232**
Total assets	**3,869,681**	**15,006,308**	**18,875,989**

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES			
Trade payables	-	3,083,621	3,083,621
Loans	-	1,323,540	1,323,540
Payroll and social security taxes payables	-	380,554	380,554
Other payables	-	286,038	286,038
Total current liabilities	-	**5,073,753**	**5,073,753**
NON-CURRENT LIABILITIES			
Loans	-	33,098,796	33,098,796
Total non-current liabilities	-	**33,098,796**	**33,098,796**
Total liabilities	-	**38,172,549**	**38,172,549**

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

December 31, 2019		
	Financial assets at fair value	Financial assets at amorized cost	Total
CURRENT ASSETS			
Trade receivables	-	6,948,734	6,948,734
Other receivables	-	507,936	507,936
Derivative financial instruments	294,129	-	294,129
Other financial assets at amortized cost	-	1,120,555	1,120,555
Cash and cash equivalents	1,105,188	9,376,479	10,481,667
Total current assets	**1,399,317**	**17,953,704**	**19,353,021**
NON-CURRENT ASSETS			
Other receivables	-	8,161	8,161
Other financial assets at amortized cost	-	5,799	5,799
Total non-current assets	-	**13,960**	**13,960**
Total assets	**1,399,317**	**17,967,664**	**19,366,981**

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES			
Trade payables	-	4,415,381	4,415,381
Loans	-	1,848,435	1,848,435
Payroll and social security taxes payables	-	572,639	572,639
Other payables	-	308,764	308,764
Total current liabilities	-	**7,145,219**	**7,145,219**
NON-CURRENT LIABILITIES			
Loans	-	34,198,317	34,198,317
Total non-current liabilities	-	**34,198,317**	**34,198,317**
Total liabilities	-	**41,343,536**	**41,343,536**

1.2Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). The mutual funds mainly made their placements in letters issued by the Central Bank of the Argentine Republic.

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of March 31, 2020:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of March 31, 2020, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at March 31, 2020, based on their quoted market price:

18. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19. REGULATORY FRAMEWORK

The main regulatory issues are described in Note 17 to the annual consolidated financial statements. There were no significant changes as of March 31, 2020.

20. COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of March 31, 2020, TGS’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	360,527,149	28,775,540	389,302,689
Total	765,719,743	28,775,540	794,495,283

TGS's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

On March 6, 2020, the Company's Board of Directors approved the sixth Program for the Acquisition of TGS treasury Shares in the markets where it makes a public offering of its shares (the “Sixth Repurchase Program”) for a maximum amount of Ps. 2,500 million (at the time of its creation).

As of March 31, 2020, the Company holds 28,775,540 treasury shares, representing 3.62% of the total share capital. The acquisition cost of the treasury shares in the market amounted to Ps. 2,156,964 and the Additional paid-up capital amounted to Ps. 849,799, which, in accordance with the provisions of Title IV, Chapter III, Article 3.11.c of the Rules, restricts the amount of the realized and liquid gains mentioned above that the Company may distribute.

c)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity. If there are any losses pending to be absorbed from prior fiscal years, such 5% should be calculated on any excess of the net income over such losses, if any. Dividends may not be paid if the legal reserve has been impaired, nor until it has been fully replenished. The Legal Reserve is not available for distribution as a dividend.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In accordance with current exchange regulations and in order to have access to the exchange market, for the payment of dividends to non-resident shareholders of Argentina, the Company must require the prior approval of the Central Bank of the Argentine Republic (“BCRA”).

21. LEGAL CLAIMS AND OTHER MATTERS

The main changes occurring between January 1, 2020 and the date of issuance of these condensed interim consolidated financial statements are as follows. For further information regarding the claims and legal matters of the Company, see Note 20 “Legal Claims and Other Matters” to the consolidated financial statements as of December 31, 2019, issued on March 6, 2020.

a)Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On October 29, 2019, the intervening judge decided, considering what was decided in the judgment and attending to the reasons invoked by TGS, to extend the validity of the precautionary measure issued for six more months of processing in said ordinary process and / or until the sentence passed is firm. Considering the isolation measures adopted by the Argentine Government by the development of COVID, the judicial terms are suspended, and thus, when the judicial activity is reactivated, the Company will request a new extension of said precautionary measure.

22. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the three-month periods ended March 31, 2020 and 2019 were Ps. 41,660 and Ps. 76,696, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of March 31, 2020 and December 31, 2019 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The detail of significant transactions with related parties for the three-month periods ended March 31, 2020 and 2019 is as follows:

Three-month period ended March 31, 2020:

Additionally, during the three-month period ended March 31, 2020, the Company received from SACDE Sociedad Argentina de Construcción, construction engineering services for Ps. 184,371, which are activated within the balance of PPE.

Three-month period ended March 31, 2019:

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).

EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On November 13, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Special Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

Joint Agreement

UT:

The Board of Directors of TGS approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, TGS - SACDE UT signed the corresponding work contract with the MINEM.

The validity of the UT will be until it has fulfilled its purpose, once the Work is completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As of March 31, 2020, the Work is being executed.

24.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that by May 8, 2020, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2482 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

25.SUBSEQUENT EVENTS

There were no existing significant subsequent events between the closing date of three-month period ended March 31, 2020 and the date of the approval (issuance) of these condensed interim consolidated financial statements, except as mentioned below:

Decisions adopted by the General Shareholders' Meeting on April 21, 2020 (the “Shareholders' Meeting”)

The Shareholders' Meeting resolved, among others, the following items on the agenda:

• Allocate the Legal Reserve in the amount of Ps. 690,192.

• Establish a Reserve for Future capital investments, Acquisition of treasury shares and / or Dividends for an amount of Ps. 19,756,710; and delegate to the Board of Directors its total or partial distribution, until the General Shareholders’ Meeting that considers the Financial Statements as of December 31, 2020, according to the destination, opportunity and amount determined by the Shareholders Meeting, in accordance with the criteria of prudent administration within the applicable regulations, and considering the economic and financial situation of the Company and its future prospects.

Gustavo Mariani

Chairman of the Board of Directors

English translation of the original report issued in Spanish for publication in Argentina

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Don Bosco 3672, 5th Floor

Ciudad Autónoma de Buenos Aires

CUIT N° 30-65786206-8

I. Report on the Financial Statements

Introduction

1. We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A., which comprises: (a) the consolidated statement of financial position at March 31, 2020, (b) the consolidated statements of comprehensive income, changes in equity and cash flows for the three-month period then ended, and (c) a summary of significant accounting policies and other explanatory notes.

2. The balances and other information corresponding to the fiscal year 2019 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

3. The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations; therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned above in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”). The Company’s Board of Directors is also responsible for performing the internal control procedures that they may deem necessary to enable the preparation of the condensed interim consolidated financial statements that are free from material misstatements, either due to errors or irregularities.

Scope of review

4. Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review, which was conducted in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', as issued by the International Auditing and Assurance Standards Board (“IAASB”), and adopted by the FACPCE as its standard of review in Argentina by Technical Resolution N° 33. Such standard requires auditor to comply with the ethical requirements relevant to the audit of the Company’s annual financial statements. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers	Pistrelli, Henry Martin y Asociados S.R.L. Miembro de Ernst & Young Global Limited
Bouchard 557, piso 8º C1106ABG - Ciudad de Buenos Aires Tel: (54-11) 4850-0000 Fax (54-11) 4850-1800 www.pwc.com/ar	25 de Mayo 487 – C1002ABI Buenos Aires - Argentina Tel.: (54-11) 4318-1600 Fax: (54-11) 4510-2220 www.ey.com

English translation of the original report issued in Spanish for publication in Argentina on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

5. Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1. are not prepared, in all material respects, in accordance with IAS 34.

II. Report on other legal and regulatory requirements

In compliance with current regulations, we report that:

a)The condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A. comply, in what is within our competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV, except for their absence of transcription to the “Inventory and Financial Statements” book as mentioned in note 2 to the accompanying condensed consolidated financial statements.

b) As mentioned in note 2 to the accompanying consolidated financial statements, the condensed interim separate financial statements of Transportadora de Gas del Sur S.A. do not arise from accounting records kept, in their formal aspects, in accordance with current legal regulations.

c)The information included in points 3, 4, 5 and 7 in the “Analysis of financial conditions and results of operations for the periods ended March 31, 2020, 2019 and 2018”, which is presented together with the condensed interim financial statements to comply with CNV regulations, arise from the accompanying condensed interim consolidated financial statements at March 31, 2020 and from the condensed interim consolidated financial statements  at March 31, 2019, restated to the currency of purchasing power as of March 31, 2020, which are not included in the accompanying  condensed interim consolidated financial statements and on which we have issued an limited review report  dated March 7, 2019, to which we refer, which should be read together with this report.

d)At March 31, 2020 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to $45,701,277, none of which was claimable at that date.

City of Buenos Aires, May 8, 2020.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L (Partner)
Dr. Fernando A. Rodriguez	Ezequiel A. Calciati

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: May 29, 2020.